Exhibit 99.1

SECTION 13(r) DISCLOSURE
TOTAL S.A., a company that may be considered an affiliate of Tellurian Inc., included in its Annual Report on Form 20-F for the year ended December 31, 2017 the disclosure reproduced below, in which TOTAL S.A. is referred to as “TOTAL” or the “Company” and collectively with all its direct and indirect subsidiaries as the “Group”:
Iran
The Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the U.S. Exchange Act, which requires TOTAL S.A. to disclose whether the Company or any of its affiliates has knowingly engaged during the calendar year in certain Iran-related activities, including those targeted under the Iran Sanctions Act of 1996, as amended (“ISA”), without regard to whether such activities are sanctionable under ISA, and any transaction or dealing with the government of Iran that is not conducted pursuant to a specific authorization of the U.S. government. While neither TOTAL S.A. nor any of its affiliates have engaged in any activity that would be required to be disclosed pursuant to subparagraphs (B) or (C) of Section 13(r)1, affiliates of the Company may be deemed to have engaged in certain transactions or dealings with the government of Iran that would require disclosure pursuant to Section 13(r)(1)(A) and (D), as discussed below.
Statements in this section concerning affiliates intending or expecting to continue described activities are subject to such activities continuing to be permissible under applicable international economic sanctions regimes.
Exploration & Production
Following the suspension of certain international economic sanctions against Iran on January 16, 2016, the Group commenced various business development activities in Iran. TOTAL entered into a memorandum of understanding (“MOU”) on January 28, 2016 with NIOC, pursuant to which NIOC provided technical data on certain oil and gas projects so that TOTAL could assess potential developments in Iran in compliance with the remaining applicable international economic sanctions. TOTAL subsequently proposed to develop and operate the South Pars Phase 11 gas field offshore Iran in the Persian Gulf along the international border with Qatar. This resulted in the negotiation of a Heads of Agreement (“HOA”) signed in November 2016 by NIOC, Total E&P South Pars S.A.S. (“TEPSP”) (a wholly-owned affiliate), CNPC International Ltd. (“CNPCI”) (a wholly-owned affiliate of China National Petroleum Company) and Petropars Ltd. (“Petropars”) (a wholly-owned affiliate of NIOC) concerning the development and operation of the field. These parties then negotiated and signed a 20-year risked service contract on July 3, 2017 (the “Risked Service Contract”) for the development and production of phase 11 of the giant South Pars gas field (“SP11”). The project is expected to have a production capacity of 2 Bcf/d or 400,000 boe/d including condensate, and to supply the Iranian domestic market starting in 2021. TEPSP (50.1%) is the operator of the SP11 project alongside CNPCI (30%) and Petropars (19.9%). These companies entered into a joint operating agreement in July 2017 concerning, among other things, the governance of their obligations under the Risked Service Contract and the designation of TEPSP as the project’s operator. A branch office of TEPSP was opened in 2017 in Tehran for this purpose.
The SP11 project is expected to be developed in two phases. The first phase, with an estimated cost of approximately $2 billion equivalent, consists of 30 wells and 2 wellhead platforms connected to existing onshore treatment facilities by 2 subsea pipelines. Since the November 2016 HOA signature, TOTAL has conducted engineering studies on behalf of the consortium and it initiated calls for tender during the third quarter of 2017 in order to award the contracts required to start developing the project in early 2018. At a later stage, once required by reservoir conditions, a second phase is expected to be launched involving the construction of offshore compression facilities.

1 TOTAL is not present in North Korea. In Sudan, other than the payment of fees related to patents, the Group is not aware of any of its activities in 2017 having resulted in payments to, or additional cash flow for, the government of that country.

The total required investment for the SP11 project is expected to be approximately $4 billion equivalent, of which TEPSP would finance 50.1% via equity contributions and payments in non-U.S. currency. In the event of new or reinstated international economic sanctions, if such sanctions were to prevent TEPSP from performing under the Risked Service Contract, TEPSP expects to be able to withdraw from the Contract and recover its past costs from NIOC (unless such recovery is prevented by sanctions).
Also in 2017, the MOU entered into between TOTAL and NIOC in January 2016 to assess potential developments in Iran (including South Azadegan) was amended to extend the MOU’s duration and include North Azadegan. NIOC provided TOTAL in 2017 with technical data on the Azadegan oil field so that it could assess potential development of this field. Representatives of TOTAL held technical meetings in 2017 with representatives of NIOC and its affiliated companies and carried out a technical review of the Azadegan (South & North) oil field as well as the Iran LNG Project (a project contemplating a 10 Mt/y LNG production facility at Tombak Port on Iran’s Persian Gulf coast), the results of which were partially disclosed to NIOC and relevant affiliated companies. In addition, TOTAL signed an MOU in 2017 with an international company to evaluate the Azadegan oil field opportunity with NIOC.
During 2017, in connection with anticipated activities under the aforementioned Risked Service Contract and MOUs, and to discuss other new project opportunities, representatives of TOTAL attended meetings with the Iranian oil and gas ministry and several Iranian companies with ties to the government of Iran. After the signing ceremony of the Risked Service Contract, senior management of TOTAL attended a meeting with the President of Iran. In connection with travel to Iran in 2017 by employees of the Group, TOTAL made payments to Iranian authorities for visas, airport services, exit fees and similar travel-related charges. In addition, representatives of TOTAL had a meeting in France with the Iranian ambassador and hosted official visits in France of representatives from the Iran Ministry of Petroleum, NIOC and affiliates of NIOC for demonstrations of TOTAL’s technical capabilities and expertise.
Following the signature of a confidentiality agreement in late 2016 among the Oman Ministry of Oil and Gas, NIGEC (a subsidiary of NIOC) and a group of international companies, including TOTAL, representatives of the Group attended meetings in 2017 with the parties to the agreement, including NIGEC, to discuss a potential project for the construction, operation and maintenance of a pipeline to supply natural gas from Iran to Oman as well as to market such gas.
Neither revenues nor profits were recognized from any of the aforementioned activities in 2017, except that TEPSP received payments of approximately $15 million equivalent from its partners under the Risked Service Contract, including NIOC, for the reimbursement of their respective shares of past costs incurred by TEPSP under the HOA and their respective shares of the costs and expenditures incurred in 2017 under the Risked Service Contract.
Concerning payments to Iranian entities in 2017, Total Iran BV (100%) and TEPSP (on behalf of SP11 Project JV Partners) collectively made payments of approximately IRR 7 billion (approximately $210,0002) to (i) the Iranian administration for taxes and social security contributions concerning the personnel of the aforementioned branch office and residual buyback contract-related obligations, and (ii) Iranian public entities for payments with respect to the maintenance of the aforementioned branch office (e.g., utilities, telecommunications). TOTAL expects similar types of payments to be made by these affiliates in 2018 albeit in higher amounts due to increased business development activity in Iran.
Furthermore, Total E&P UK Limited (“TEP UK”), a wholly-owned affiliate, holds a 43.25% interest in a joint venture at the Bruce field in the UK with BP Exploration Operating Company Limited (37%, operator), BHP Billiton Petroleum Great Britain Ltd (16%) and Marubeni Oil & Gas (North Sea) Limited (3.75%). This joint venture is party to an agreement (the “Bruce Rhum Agreement”) governing certain transportation, processing and operation services provided to a joint venture at the Rhum field in the UK that is co-owned by BP (50%

[2] Unless otherwise indicated, currencies converted to USD in this Exhibit were converted using the average exchange rate for fiscal year 2017, as published by Bloomberg.

operator) and the Iranian Oil Company UK Ltd (“IOC”), a subsidiary of NIOC (50%). In 2017, TEP UK liaised directly with IOC concerning its interest in the Bruce Rhum Agreement and it provided services to IOC under the Bruce Rhum Agreement. TEP UK is also party to an agreement with BP whereby TEP UK shall under certain conditions use reasonable endeavors to evacuate Rhum NGL from the St Fergus Terminal. TEP UK conducts activities pursuant to this agreement only when the Rhum Owners’ primary evacuation route for Rhum NGL is not available, and subject to BP having title to all of the Rhum NGL to be evacuated and BP having a valid OFAC license for the activity. In 2017, the aforementioned activities generated for TEP UK gross revenue of approximately £3.9 million and net profit of approximately £2.3 million. TEP UK expects to continue these activities in 2018.
Other Segments
The Group does not own or operate any refineries or chemical plants in Iran and did not purchase Iranian hydrocarbons prior to 2016 when prohibited by applicable EU and U.S. economic sanctions.
The Group continued its trading activities with Iran in 2017 via its wholly-owned affiliate TOTSA TOTAL OIL TRADING SA, which purchased approximately 58 Mb of Iranian crude oil for nearly €2.6 billion pursuant to a mix of spot and term contracts. In connection with these purchases, CSSA Chartering and Shipping Services SA, a wholly-owned affiliate, chartered vessels owned by an entity with ties to the government of Iran to transport this crude oil. It is not possible to estimate the gross revenue and net profit related to these purchases, because most of this crude oil was used to supply the Group’s refineries. However, approximately 6.6 Mb of this crude oil were sold to entities outside of the Group. In addition, in 2017 approximately 14 Mb of petroleum products were bought from/sold to entities with ties to the government of Iran. These activities generated gross revenue of nearly €1.1 billion and a net loss of approximately €5.7 million. The affiliates expect to continue these activities in 2018.
Saft Groupe S.A. (“Saft”), a wholly-owned affiliate, in 2017 sold signaling and backup battery systems for metros and railways as well as products for the utilities and oil and gas sectors to companies in Iran, including some having direct or indirect ties with the Iranian government. In 2017, this activity generated gross revenue of approximately €3.2 million and net profit of approximately €0.4 million. Saft expects to continue this activity in 2018.
Saft also attended the Iran Oil Show in 2017, where it discussed business opportunities with Iranian customers, including those with direct or indirect ties with the Iranian government. Saft expects to conduct similar business development activities in 2018.
Total Eren, a company in which Total Eren Holding holds an interest of 68.76% (TOTAL S.A. owns 33.86% of Total Eren Holding), had preliminary discussions in 2017 for possible investments in renewable energy projects in Iran, including meetings with ministries of the Iranian government. Neither revenues nor profits were recognized from this activity in 2017, and the company expects to continue this activity in 2018.
In relation to a non-binding MOU signed in 2016 with National Petrochemical Company (“NPC”), a company owned by the government of Iran, to consider a project for the construction in Iran of a steam cracker and polyethylene production lines, representatives of Total Raffinage Chimie (“TRC”), a wholly-owned affiliate, made several visits to Iran in 2017 to discuss the project with representatives of NPC. In addition, the Iranian Ministry of Petroleum issued in January 2017 a resolution allocating to the potential project certain amounts of ethane, ethylene and polyethylene. This resolution was renewed by the Ministry of Petroleum in July 2017. No revenue or profit from these activities was recognized in 2017 and similar activities are expected to continue in 2018.
The company Le Joint Français, a wholly-owned affiliate, sold vehicular O-ring seals in 2017 to Iran Khodro, a company in which the government of Iran holds a 20% interest and which is supervised by Iran’s Industrial

Management Organization. This activity generated gross revenue of approximately €700,000 and net profit of approximately €34,000. The company expects to continue this activity in 2018.
Paulstra S.N.C., a wholly-owned affiliate, obtained in 2017 an order from Iran Khodro to sell vehicular anti-vibration systems over a 5-year period. In 2017, this activity generated gross revenue of approximately €270,000 and net profit of approximately €20,000. Paulstra S.N.C. also sold vehicular anti-vibration systems in 2017 to Saipa, an Iranian company in which the Industrial & Development Organization of Iran holds a 35.75% interest. This activity generated gross revenue of approximately €3,000 and net profit of approximately €900. The company expects to continue these activities in 2018.
Hutchinson S.N.C., a wholly-owned affiliate, sold vehicular body sealing and hoses in 2017 to Iran Khodro. This activity generated gross revenue of approximately €2.7 million and net profit of approximately €171,000. The company expects to continue these activities in 2018.
Industrielle Desmarquoy S.N.C., a wholly-owned affiliate, sold vehicular plastic sealing in 2017 to Iran Khodro. This activity generated gross revenue of approximately €7,400 and net profit of approximately €600. The company expects to continue this activity in 2018.
Hanwha Total Petrochemicals (“HTC”), a joint venture in which Total Holdings UK Limited (a wholly-owned affiliate) holds a 50% interest and Hanwha General Chemicals holds a 50% interest, purchased nearly 44 Mb of condensates from NIOC for approximately KRW 2,600 billion (approximately $2.3 billion). These condensates are used as raw material for certain of HTC’s steam crackers. HTC also chartered seven tankers of condensates with National Iranian Tanker Company (NITC), a subsidiary of NIOC, for approximately KRW 16 billion (approximately $14.2 million). The company expects to continue these activities in 2018.
Total Research & Technology Feluy, a wholly-owned affiliate, Total Marketing & Services, a company wholly-owned by TOTAL S.A. and six employees (“TMS”), and TRC paid in 2017 fees totaling approximately €4,000 to Iranian authorities related to various patents.3 Similar payments are expected to be made in 2018.
The Company paid fees in 2017 of approximately €2,000 to Iranian authorities related to the maintenance and protection of trademarks and designs. Similar payments are expected to be made in 2018.
Until December 2012, at which time it sold its entire interest, the Group held a 50% interest in the lubricants retail company Beh Total (now named Beh Tam) along with Behran Oil (50%), a company controlled by entities with ties to the government of Iran. As part of the sale of the Group’s interest in Beh Tam, TOTAL S.A. agreed to license the trademark “Total” to Beh Tam for an initial 3-year period for the sale by Beh Tam of lubricants to domestic consumers in Iran. In 2014, Total E&P Iran (“TEPI”), a wholly-owned affiliate, received, on behalf of TOTAL S.A., royalty payments of approximately IRR 24 billion (nearly $1 million4) from Beh Tam for such license. These payments were based on Beh Tam’s sales of lubricants during the previous calendar year. In 2015, royalty payments were suspended notably due to a procedure brought by the Iranian tax authorities against TEPI. As of the end of 2017, no royalty payments had been received since 2015, but the payment of outstanding royalties in favor of TOTAL S.A. is expected in 2018. In addition, representatives of Total Oil Asia-Pacific Ltd, a wholly-owned affiliate, made several visits to Behran Oil during 2017 regarding the potential purchase of 50% of the share capital of Beh Tam. As of the end of 2017, no agreement had been reached and no money was paid or received by either company. Further discussions are expected to take place in 2018.
Total Marketing Middle East FZE, a wholly-owned affiliate, sold lubricants to Beh Tam in 2017. The sale in 2017 of approximately 392 t of lubricants and special fluids generated gross revenue of approximately AED 8.1 million (approximately $2.2 million) and net profit of approximately AED 3.7 million (approximately $1 million). The company expects to continue this activity in 2018.

[3] Section 560.509 of the U.S. Iranian Transactions and Sanctions Regulations provides an authorization for certain transactions in connection with patent, trademark, copyright or other intellectual property protection in the United States or Iran, including payments for such services and payments to persons in Iran directly connected to intellectual property rights, and TOTAL believes that the activities related to the patent applications described in this Exhibit are consistent with that authorization.

[4] Based on an average daily exchange rate of $1 = IRR 0.000039 during 2014, as published by Bloomberg.

Total Marketing France (“TMF”), a company wholly-owned by TMS, provided in 2017 fuel payment cards to the Iranian embassy and delegation to UNESCO in France for use in the Group’s service stations. In 2017, these activities generated gross revenue of approximately €17,000 and net profit of approximately €1,000. The company expects to continue this activity in 2018.
TMF also sold jet fuel in 2017 to Iran Air as part of its airplane refueling activities in France. The sale of approximately one million liters of jet fuel generated gross revenue of approximately €450,000 and net profit of approximately €9,500. The company expects to continue this activity in 2018.
Total Belgium, a wholly-owned affiliate, provided in 2017 fuel payment cards to the Iranian embassy in Brussels (Belgium) for use in the Group’s service stations. In 2017, these activities generated gross revenue of approximately €1,500 and net profit of approximately €300. The company expects to continue this activity in 2018.
Proxifuel, a wholly-owned affiliate, sold in 2017 domestic heating oil to the Iranian embassy in Brussels. In 2017, these activities generated gross revenue of less than €1,000 and net profit of less than €100. The company expects to continue this activity in 2018.
Caldeo, a company wholly-owned by TMS, sold in 2017 domestic heating oil to the Iranian embassy in France, which generated gross revenue of approximately €1,100 and net profit of less than €200. The company expects to continue this activity in 2018.
Total Lubrifiants, a company owned 99.99% by TMS (the remaining shares being held by one employee and five non-Group individual shareholders), received in 2017 three payments totaling €350,000 (from NITC) in payment of unpaid invoices from 2010. The company may receive similar payments in 2018.
As a result of legal proceedings initiated in the United Kingdom by one of its suppliers against a TOTAL S.A. affiliate based in India, Total Oil Private Limited (“TOIPL”), TOTAL S.A. has recently concluded an investigation into the transactions, including into the facts and circumstances that follow. In January 2014, TOIPL received two spot contract shipments of LPG from a supplier based in Dubai. The vessel Scoter, which was owned by the National Iranian Tanker Company, was used to transport one of the shipments received by TOIPL. At the time of these transactions, India was the recipient of a waiver pursuant to Section 1245(d)(4)(d) of the National Defense Authorization Act. TOIPL has not paid the supplier for the shipments due to a contract dispute. The total value of the two contracts was $8.85 million, and the value of the shipment delivered aboard the Scoter was approximately $7.1 million. TOIPL’s LPG is stored in limited capacity storage facilities and contain LPG received from multiple suppliers. Therefore, it is not possible to provide a precise amount of gross revenue attributable to these spot contracts.

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